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ELISE M. DOLAN elise.dolan@dechert.com +1 212 698 3806 Direct +1 212 698 0413 Fax
February 28, 2012
VIA EDGAR
Mr. John Grezeskiewicz
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)
SEC File Numbers: 033-17619 and 811-05349
Dear Mr. Grezeskiewicz:
This letter responds to comments that you provided to John M. Thornton and me in a telephonic discussion on January 27, 2012, with respect to your review of Post-Effective Amendment No. 291 (“PEA No. 291”) to the Trust’s registration statement filed with the Securities and Exchange Commission on December 16, 2011. PEA No. 291 was filed for the purpose of registering shares of a new series of the Trust, the Goldman Sachs Short Duration Income Fund (the “Fund”). We have reproduced your comments below, followed by our responses.
Prospectus
1.	Comment: Under “Investment Objective”, the Fund’s investment objective is identified as “total return consisting of income and capital appreciation.” Please consider including “Total Return” in the Fund’s name; alternatively, consider identifying income as the Fund’s primary objective, and capital appreciation as the secondary objective.

Response: The Fund’s investment objective, as approved by the Trust’s Board of Trustees and disclosed in the Fund’s registration statement, is to seek “total

February 28, 2012

return consisting of income and capital appreciation.” The Fund believes that the investment objective as stated accurately describes how the Fund is seeking to obtain total return, and respectfully declines to modify the Fund’s investment objective in this respect.

2.	Comment: Please indicate whether “Acquired fund fees and expenses” should be included as a separate line item in the “Annual fund operating expenses” table in light of the Fund’s ability to invest in other investment companies.

Response: The Fund hereby confirms that its “Acquired fund fees and expenses” are not expected to exceed the threshold under Instruction 3(f)(i) of Item 3 of Form N-1A during its first fiscal year, and therefore disclosure of such fees and expenses as a separate line item in the Fund’s “Annual fund operating expenses” table is not required.

3.	Comment: The footnote to the “Shareholder Fees” table states that a contingent deferred sales charge (“CDSC”) is imposed on Class C Shares redeemed within twelve months of purchase. Please confirm that no CDSC will be imposed on redemptions of Class C Shares of the Fund that have been held for twelve months or more.

Response: The Fund hereby confirms that no CDSC will be imposed on redemptions of Class C Shares of the Fund that have been held for twelve months or more. In this regard, we note that the Prospectus states, in the “Shareholder Guide—How to Buy Shares—Common Questions Applicable to the Purchase of Class A and C Shares” section, “When counting the number of months since a purchase of Class A or C Shares was made, all purchases made during a month will be combined and considered to have been made on the first day of that month.”

4.	Comment: Please confirm that the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table will remain in place for at least one year from the date of the Prospectus.

Response: The Fund hereby confirms that the expense limitation arrangement described in the footnote to the “Annual und operating expenses” table will remain in place for at least one year from the date of the Prospectus.

February 28, 2012

5.	Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table, the investment adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response: The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual fund operating expenses” table, the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses from prior fiscal years.

6.	Comment: Under “Principal Strategy”, the Fund’s benchmark index is identified as the Barclays Capital 1-5 Year Government/Credit Index. Please explain in your response why this is an appropriate index for this Fund.

Response: Upon further review, the Fund has decided to use a composite index consisting of the Barclays Capital USD Corporate Bonds Index, 1-5 Years (50%) and the Barclays Capital 1-5 Year Government Index (50%) (the “Index”) (the Barclays Capital 1-5 Year U.S. Government/Credit Index is being retained as an additional index). The Fund believes that the Index is appropriate, because (i) the types of securities that comprise this Index are generally representative of those that the Fund expects to hold, and (ii) its duration profile is generally in line with the Fund’s target duration range (although the Fund’s duration may range from 1 year to that of the Index plus 1 year).

7.	Comment: Under “Principal Strategy” and “Investment Management Approach—Principal Investment Strategies”, information about the Fund’s target duration is provided. Please provide a “plain English” description of “duration”.

Response: We have incorporated your comment.

8.	Comment: Under “Principal Strategy”, the Prospectus states that the Fund is permitted to invest in credit default swaps. Please confirm that when the Fund writes or sells credit default swaps, it will maintain asset coverage (for purposes of Section 18 of the Investment Company Act of 1940) equal to the full notional value of such swaps.

February 28, 2012

Response: The Fund hereby confirms that when it sells credit default swaps, it will maintain asset coverage (for purposes of Section 18 of the Investment Company Act of 1940) equal to the full notional value of such swaps.

9.	Comment: Under “Principal Risks of the Fund”, the Fund identifies “Derivatives Risk” as one of its principal risks. Please ensure that this derivatives-related risk disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes that its derivatives-related risk disclosure is appropriate.

10.	Comment: Under “Investment Management Approach—Principal Investment Strategies”, the Prospectus states that the Fund may invest in emerging countries debt. Please provide a list of the countries that the Fund considers to be “emerging markets countries” and in whose issuers it is likely to invest.

Response: We have incorporated your comment.

11.	Comment: Under “Shareholder Guide—How to Sell Shares—What Else Do I Need to Know About Redemptions”, the Prospectus states, “None of the Trust, the Investment Adviser nor Goldman Sachs will be responsible for any loss in the investor’s account or tax liability resulting from a redemption.” Please clarify whether this disclosure relates to the discussion of involuntary redemptions that precedes this sentence.

Response: We have incorporated your comment.

February 28, 2012

Statement of Additional Information (“SAI”)
12.	Comment: Please confirm that any investments or investment practices that are described in the SAI only are not part of the Fund’s principal investments or strategies.

Response: The Fund hereby confirms that any investments or investment practices that are described in the SAI only are not considered by the Fund’s portfolio managers to be principal investments or strategies of the Fund.

13.	Comment: Under “Description of Securities and Practices”, please indicate whether the disclosure under “Investing in Central and South American Countries” is applicable to the Fund (i.e., whether the Fund intends to focus on countries in this region with respect to its foreign and/or emerging markets investing).

Response: The Fund hereby confirms that the disclosure under “Investing in Central and South American Countries” is applicable, because the Fund expects that its emerging markets debt exposure will include investments in issuers located in or tied economically to these countries. However, certain disclosure under this heading that was more general in nature has been removed.

14.	Comment: Under “Other Information—Selective Disclosure of Portfolio Holdings”, please confirm the bracketed sentence, i.e., whether the Fund will provide non-public portfolio ratings information to Standard & Poor’s Rating Services to allow the Fund to be rated by it.

Response: Because the Fund will not be rated, it has removed this sentence from its disclosure.

February 28, 2012

Please do not hesitate to contact the undersigned at 212.698.3806 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Elise M. Dolan
Elise M. Dolan
cc: Patricia Meyer, Goldman Sachs Asset Management, L.P.